Exhibit (12)
The McGraw Hill Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,
	2008		2007		2006		2005		2004
Earnings
Earnings from continuing operations before income tax expense (a)(b)(c)(d)	$1,279,186		$1,622,532		$1,404,823		$1,359,962		$1,168,905
Fixed charges (e)	166,658		132,909		90,140		80,411		75,856

Total Earnings	$1,445,844		$1,755,441		$1,494,963		$1,440,373		$1,244,761

Fixed Charges(e)
Interest expense	$92,257		$64,362		$26,637		$19,622		$15,641
Portion of rental payments deemed to be interest	73,396		68,380		63,503		60,789		60,215
Amortization of debt issuance costs and discount	1,005		167		—		—		—

Total Fixed Charges	$166,658		$132,909		$90,140		$80,411		$75,856

Ratio of Earnings to Fixed Charges:	8.7	x	13.2	x	16.6	x	17.9	x	16.4	x

(a)	2008 includes the impact of the following item: $73.4 million pre-tax restructuring charge.

(b)	2007 includes the impact of the following items: $43.7 million pre-tax restructuring charge and a $17.3 million pre-tax gain on sale of the mutual fund data business.

(c)	2006 includes the impact of the following items: $31.5 million pre-tax restructuring charge and a $21.1 million pre-tax reduction in operating profit related to the transformation of Sweets from a primarily print catalogue to bundled print and online services. In 2006, as a result of the adoption of Financial Accounting Standards Board’s Statement No. 123(R), “Share Based Payment”, the Company incurred stock-based compensation expense of $136.2 million. Included in this expense is a one-time charge for the elimination of the Company’s restoration stock option program of $23.8 million. In 2005, stock-based compensation was $51.1 million.

(d)	2005 includes a $6.8 million pre-tax gain on sale of Corporate Value Consulting (CVC), a $5.5 million pre-tax loss on the sale of The Healthcare Information Group and a $23.2 million pre-tax restructuring charge.

(e)	“Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (see Note 13 to the Company’s Consolidated Financial Statements for the year ended December 31, 2008), (2) the portion of the Company’s rental expense deemed representative of the interest factor in rental expense, and (3) amortization of debt issue costs and discount to any indebtedness.